UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009

Commission File Number: 000-51469

BAIDU, INC.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing 100080, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By	:	/s/ Robin Yanhong Li
Name	:	Robin Yanhong Li
Title	:	Chief Executive Officer

Date: February 19, 2009

2

Exhibit Index
Exhibit 99.1—Press Release

3

Exhibit 99.1
Baidu Announces Fourth Quarter and Fiscal Year 2008 Results
BEIJING, China, February 18, 2009 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20081.
Fourth Quarter and Fiscal Year 2008 Highlights
•	Total revenues in the fourth quarter of 2008 were RMB902.1 million ($132.2 million), a 58.0% increase from the corresponding period in 2007.

•	Total revenues in fiscal year 2008 were RMB3.2 billion ($468.8 million), a 83.3% increase from 2007.

•	Operating profit in the fourth quarter of 2008 was RMB304.7 million ($44.7 million), a 72.9% increase from the corresponding period in 2007.

•	Operating Profit in fiscal year 2008 was RMB1.1 billion ($160.7 million), a 100.4% increase from 2007.

•	Net income in the fourth quarter of 2008 was RMB288.7 million ($42.3 million), a 31.3% increase from the corresponding period in 2007. Diluted earnings per share (“EPS”) for the fourth quarter of 2008 was RMB8.31 ($1.22); diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2008 was RMB8.93 ($1.31). Costs and expenses related to Baidu’s Japan operations for the fourth quarter of 2008 were RMB37.0 million ($5.4 million), which reduced diluted EPS by RMB1.06 ($0.16).

•	Net income in fiscal year 2008 was RMB1.0 billion ($153.6 million), representing a 66.6% increase from 2007. Diluted EPS for 2008 was RMB30.19 ($4.43); diluted EPS excluding share-based compensation expenses (non-GAAP) for 2008 was RMB32.61 ($4.78). Costs and expenses related to Baidu’s Japan operations for 2008 were RMB129.3 million ($19.0 million), which reduced diluted EPS by RMB3.72 ($0.55).

•	The number of active online marketing customers during the fourth quarter was over 197,000, an increase of 1.5% from the previous quarter.
“Having gone through this important quarter, Baidu has become a stronger company with a higher quality customer base, tighter operational controls and more confidence in our ability to overcome

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8225 to US$1.00, the effective noon buying rate as of December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

challenges,” said Robin Li, Baidu’s chairman and CEO. “Looking forward, we will continue to execute on the strategies we have put in place to drive traffic and monetization in these difficult economic times. As the leader in this high-growth market, we remain confident in our business model and long-term potential.”
Jennifer Li, Baidu’s chief financial officer, commented, “Going into 2009, we will continue to focus on growing the top line and taking a disciplined approach to costs while making investments for long term gains, particularly in the areas of user experience, monetization, sales efficiency and branding.”
Fourth Quarter 2008 Results
Baidu reported total revenues of RMB902.1 million ($132.2 million) for the fourth quarter of 2008, representing a 58% increase from the corresponding period in 2007.
Online marketing revenues for the fourth quarter of 2008 were RMB901.4 million ($132.1 million), representing a 58.3% increase from the fourth quarter of 2007. Baidu had more than 197,000 active online marketing customers in the fourth quarter of 2008, representing a 1.5% increase from the previous quarter and a 27.1% increase from the corresponding period in 2007. Revenue per online marketing customer for the fourth quarter was approximately RMB4,600 ($674), a sequential decrease of 2.1% and a 24.3% increase from the corresponding period in 2007. The sequential decrease in revenue per customer was primarily due to a portion of customers in the medical and pharmaceutical sector being temporarily removed from paid search results during the quarter. A large portion of these customers have resumed using our services since then.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB131.4 million ($19.3 million), representing 14.6% of total revenues, as compared to 12.7% in the corresponding period in 2007 and 11.8% in the third quarter of 2008. The increase in TAC as a percentage of total revenues both in part reflects the growth in our Baidu Union business and also a one-time adjustment, without which TAC for this quarter would have been 13.9% of total revenues.
Bandwidth costs as a component of cost of revenues were RMB49.2 million ($7.2 million), representing 5.5% of total revenues, compared to 6.3% in the corresponding period in 2007. Depreciation costs as a component of cost of revenues were RMB57.9 million ($8.5 million), representing 6.4% of total revenues, compared to 8.2% in the corresponding period in 2007. The decrease in bandwidth and depreciation costs as percentages of total revenues reflects efficiency improvement as well as increased scalability of investment in capital expenditure.
Selling, general and administrative expenses were RMB175.3 million ($25.7 million), representing an increase of 32.6% from the corresponding period in 2007, primarily due to the increase in compensation and marketing expenses.
Research and development expenses were RMB85.5 million ($12.5 million), representing an 83.8% increase from the corresponding period in 2007, primarily due to headcount increase.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, increased in aggregate by 61.8% to RMB21.5 million ($3.2 million) in the fourth quarter of 2008 from RMB13.3 million in the corresponding period in 2007. The increase in share-based compensation expenses primarily reflects increase in grants to employees.
Operating profit was RMB304.7 million ($44.7 million), representing a 72.9% increase from the corresponding period in 2007. Operating profit excluding share-based compensation expenses
(non-GAAP) was RMB326.2 million ($47.8 million) for the fourth quarter of 2008, a 72.1% increase from the corresponding period in 2007.
Income tax expense was RMB41.8 million ($6.1 million), compared to an income tax benefit of RMB18.6 million for the corresponding period in 2007. The effective tax rate increased from 9.1% in the third quarter to 12.7% in the fourth quarter of 2008, primarily due to catch-up of the applicable tax rate for one of our subsidiaries in China in accordance with certain PRC tax interpretations issued in the fourth quarter. The effective tax rate for the full year 2008 was 10%.
Net income was RMB288.7 million ($42.3 million), representing a 31.3% increase from the corresponding period in 2007. Basic and diluted EPS for the fourth quarter of 2008 amounted to RMB8.39 ($1.23) and RMB8.31 ($1.22), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB310.2 million ($45.5 million), a 33% increase from the corresponding period in 2007. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2008 were RMB9.02 ($1.32) and RMB8.93 ($1.31), respectively.
As of December 31, 2008, the Company had cash, cash equivalents and short-term investments of RMB2.7 billion ($390.4 million). Net operating cash inflow and capital expenditures for the fourth quarter of 2008 were RMB482.1 million ($70.7 million) and RMB61.4 million ($9.0 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB398.9 million ($58.5 million) for the fourth quarter of 2008, representing a 61.5% increase from the corresponding period in 2007.
Fiscal Year 2008 Results
Total revenues in 2008 were RMB3.2 billion ($468.8 million), representing an 83.3% increase from 2007.
Online marketing revenues in 2008 were RMB3.2 billion ($468.2 million), representing an 83.5% increase from 2007. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 284,000 active online marketing customers in 2008, representing a 32.7% increase from 2007. Revenue per online marketing customer for 2008 was RMB11,200 ($1,642), an increase of 38.3% from 2007.
Traffic acquisition costs in 2008 were RMB418.5 million ($61.3 million), representing 13.1% of total revenues, compared to 11.7% in 2007. The increase in TAC as a percentage of total revenues reflects the continued growth of revenue contribution from Baidu Union members.
Selling, general and administrative expenses in 2008 were RMB659.8 million ($96.7 million), representing an increase of 60.5% from the previous year, mainly due to the increase in compensation and marketing expenses.
Research and development expenses totaled RMB286.3 million ($42.0 million) in 2008, representing a 103.4% increase from 2007 primarily due to an increase in research and development staff.
Operating profit in 2008 was RMB1.1 billion ($160.8 million), a 100.4% increase from 2007. Operating profit excluding share-based compensation expenses (non-GAAP) in 2008 was RMB1.2 billion ($173.1 million), representing a 101.1% increase from 2007.
Net income in 2008 was RMB1.0 billion ($153.6 million), representing a 66.6% increase from 2007. Basic and diluted EPS for 2008 amounted to RMB30.63 ($4.49) and RMB30.19 ($4.43), respectively.
Net income excluding share-based compensation expenses (non-GAAP) in 2008 was RMB1.1 billion ($165.9 million), reflecting a 69.3% increase from 2007. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) in 2008 were RMB33.09 ($4.85) and RMB32.61 ($4.78), respectively.
Full year net operating cash inflow and capital expenditures were RMB1.6 billion ($236.9 million) and RMB417.9 million ($61.3 million), respectively.
Adjusted EBITDA (non-GAAP) was RMB1.5 billion ($214.2 million) in 2008, representing a 90.3% increase from 2007.
Outlook for First Quarter 2009
We expect moderate year-over-year growth for the first quarter of 2009 due to two factors. First, we anticipate a portion of our online marketing customers may scale back on marketing spending given the current market environment. Second, we expect that the removal of certain sponsored links during the fourth quarter of 2008 resulted in a net loss of around 5% of revenue, impacting the first quarter.
Given the above considerations, Baidu currently expects to generate total revenues in an amount ranging from RMB780 million ($114 million) to RMB800 million ($117 million) for the first quarter of 2009, representing a 36% to 39% increase from the corresponding period in 2008. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on February 18, 2009 U.S. Eastern Standard Time (9 AM on February 19, 2009 Beijing/Hong Kong time).
Dial-in details for the conference call are as follows:
US: +1.617.614.2704
UK: +44.207.365.8426
Hong Kong: +852.3002.1672
Passcode for all regions: 55283502
A replay of the conference call may be accessed by phone at the following number until 10 PM on February 25, 2009 U.S. Eastern Standard Time.
International: +1.617.801.6888
Passcode: 72328702
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for first quarter 2009 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet content providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of February 19, 2009, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For investor inquiries please contact:
Linda Sun
Baidu, Inc.
Tel: 86-10-8262-1188
ir@baidu.com
For investor and media inquiries please contact:
China
Cynthia He
Brunswick Group (Beijing)
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Mike Guerin
Brunswick Group (New York)
Tel: 1-212-333-3810
mguerin@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	December 31	September 30	December 31,
(in RMB thousands)	2008	2008	2007
	Unaudited	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	2,362,171	2,088,554	1,350,600
Short-term investments	301,244	206,360	242,037
Accounts receivable, net	92,777	100,193	64,274
Prepaid expenses and other current assets	90,704	109,597	65,996
Deferred tax assets, net	5,580	2,587	2,587

Total current assets	2,852,476	2,507,291	1,725,494

Non-current assets:
Fixed assets, net	789,714	748,582	678,886
Land use right, net	94,520	95,008	96,472
Intangible assets, net	31,263	33,814	40,460
Goodwill	51,082	51,081	51,093
Investments, net	12,281	20,197	15,439
Deferred tax assets, net	26,537	17,060	15,716
Other non-current assets	80,118	84,394	32,348

Total non-current assets	1,085,515	1,050,136	930,414

TOTAL ASSETS	3,937,991	3,557,427	2,655,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	423,029	371,745	359,310
Customers’ deposits	422,526	357,884	257,577
Deferred revenue	3,441	9,149	11,832
Deferred income	332	633	2,485

Total current liabilities	849,328	739,411	631,204

Non-current liabilities:
Long-term payable	—	—	3,000
Deferred income	—	—	332

Total non-current liabilities	—	—	3,332

Total liabilities	849,328	739,411	634,536

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,136,147 shares and 25,641,847 shares issued and outstanding as at December 31, 2007 and December 31, 2008	11	11	10
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,996,842 shares and 8,873,986 shares issued and outstanding as at December 31, 2007 and December 31, 2008	4	4	4
Additional paid-in capital	1,218,356	1,254,593	1,171,575
Accumulated other comprehensive loss	(109,552)	(127,770)	(81,953)
Retained earnings	1,979,844	1,691,178	931,736

Total shareholders’ equity	3,088,663	2,818,016	2,021,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,937,991	3,557,427	2,655,908

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
(in RMB thousands except for share, per share information)	2008	2007	2008	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	901,389	569,588	918,179	3,194,461	1,741,021
Other services	731	1,474	946	3,791	3,404

Total revenues	902,120	571,062	919,125	3,198,252	1,744,425

Operating costs and expenses:
Cost of revenues (note 1, 2)	(336,543)	(216,012)	(309,342)	(1,155,457)	(645,406)
Selling, general and administrative (note 2)	(175,313)	(132,230)	(163,247)	(659,804)	(411,163)
Research and development (note 2)	(85,541)	(46,535)	(78,231)	(286,256)	(140,702)

Total operating costs and expenses	(597,397)	(394,777)	(550,820)	(2,101,517)	(1,197,271)

Operating profit	304,723	176,285	368,305	1,096,735	547,154

Other income:
Interest income	15,320	12,846	11,375	47,677	49,009
Exchange loss, net	(2)	(1,898)	(5)	(1,920)	(2,425)
Other income, net	10,451	14,044	3,009	21,687	22,478

Total other income	25,769	24,992	14,379	67,444	69,062

Income before income taxes	330,492	201,277	382,684	1,164,179	616,216

Income taxes	(41,826)	18,561	(34,825)	(116,071)	12,752

Net income	288,666	219,838	347,859	1,048,108	628,968

Earnings per share for Class A and Class B ordinary shares:
Basic	8.39	6.45	10.15	30.63	18.57
Diluted	8.31	6.32	10.00	30.19	18.11

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,392,036	34,087,848	34,257,974	34,217,443	33,872,611
Diluted	34,740,057	34,797,946	34,786,353	34,717,489	34,724,365

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(58,215)	(36,614)	(57,288)	(200,085)	(108,783)
Traffic acquisition costs	(131,352)	(72,299)	(108,797)	(418,474)	(204,693)
Bandwidth costs	(49,245)	(35,857)	(48,029)	(178,651)	(117,554)
Depreciation costs	(57,908)	(46,662)	(56,907)	(225,799)	(147,115)
Operational costs	(38,317)	(23,820)	(37,379)	(127,906)	(65,544)
Share-based compensation expenses	(1,506)	(760)	(942)	(4,542)	(1,717)

Total cost of revenues	(336,543)	(216,012)	(309,342)	(1,155,457)	(645,406)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,506)	(760)	(942)	(4,542)	(1,717)
Selling, general and administrative	(10,220)	(5,539)	(6,933)	(41,651)	(17,371)
Research and development	(9,765)	(6,986)	(9,149)	(37,784)	(20,760)

Total share-based compensation expenses	(21,491)	(13,285)	(17,024)	(83,977)	(39,848)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended			Three months ended			Three months ended			Twelve months ended			Twelve months ended
	December 31, 2007			September 30, 2008			December 31, 2008			December 31, 2008			December 31, 2007
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results

Operating profit	176,285	13,285	189,570	368,305	17,024	385,329	304,723	21,491	326,214	1,096,735	83,977	1,180,712	547,154	39,848	587,002

	Three months ended			Three months ended			Three months ended			Twelve months ended			Twelve months ended
	December 31, 2007			September 30, 2008			December 31, 2008			December 31, 2008			December 31, 2007
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results

Net income	219,838	13,285	233,123	347,859	17,024	364,883	288,666	21,491	310,157	1,048,108	83,977	1,132,085	628,968	39,848	668,816

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of	Twelve months ended	As a % of	Twelve months ended	As a % of
	December 31, 2007	total revenues	September 30, 2008	total revenues	December 31, 2008	total revenues	December 31, 2008	total revenues	December 31, 2007	total revenues
Net cash provided by operating activities	334,609	59%	482,172	52%	482,108	53%	1,616,534	50%	979,478	56%

Changes in assets and liabilities, net of effects of acquisitions	(44,063)	-8%	(45,293)	-5%	(99,277)	-11%	(203,736)	-6%	(129,713)	-7%
Income taxes expenses	(18,561)	-3%	34,825	4%	41,826	5%	116,071	4%	(12,752)	-1%
Interest income and other, net	(24,992)	-4%	(14,379)	-1%	(25,769)	-3%	(67,444)	-2%	(69,062)	-4%

Adjusted EBITDA	246,993	44%	457,325	50%	398,888	44%	1,461,425	46%	767,951	44%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.